SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of February, 2004

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

PRESS RELEASE

UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S/A	UNIBANCO HOLDINGS S/A

Unibanco - União de Bancos Brasileiros S/A ("Unibanco") and Unibanco Holdings S/A ("Unibanco Holdings") come to the public to clarify the information included in the earnings release of Banca Nazionale del Lavoro ("BNL") in Italy. Such release states that BNL's Board of Directors authorized its management to proceed with the sale of its Brazilian subsidiary , BNL do Brasil S.A. ("BNL Brasil"), to Unibanco, by means of share exchange.

Unibanco and Unibanco Holdings clarify that they are entertaining discussions with BNL's management in order to accomplish the transaction described above.

As soon as there are new material developments, we will inform the market promptly.

São Paulo, February 13, 2004.

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. JOSÉ LUCAS FERREIRA DE MELO Investor Relations Executive Officer	UNIBANCO HOLDINGS GERALDO TRAVAGLIA FILHO Investor Relations Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 13, 2004

UNIBANCO HOLDINGS S.A.

By:	/S/ Geraldo Travaglia Filho
Geraldo Travaglia Filho Chief Financial Officer

By:	/S/ Israel Vainboim
Israel Vainboim Chief Executive Officer and Director